

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 10, 2014

<u>Via E-mail</u>
Juan Alexi Payamps Dominguez
President and Chief Executive Officer
Recursos Queliz, Inc.
Las Caobas, 4th St., No. 24,
Peurto Plata, Dominican Republic

> **Re: Recursos Queliz, Inc.**
> **Amendment No. 1 to Registration Statement on Form S-1**
> **Filed June 26, 2014**
> **File No. 333-194322**

Dear Mr. Dominguez:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Plan of Distribution, page 14

1.   Please provide an expanded response to prior comment 5 that addresses how you determined you have assets for the purposes of the definition of a shell company set forth in Securities Act Rule 405. Refer in particular to the note to the definition of a shell company that provides how assets are to be determined. It is also unclear how you determined that you have more than nominal operations given the amounts expended on exploration costs as disclosed in your financial statements and the amount of time that has passed since the most recent exploration program, in 2013. Additionally, please clarify for us and revise page 16 to address who conducted the "surface exploration programs" in 2012 and 2013, what categories of activities were involved, how they were conducted (given that you do not appear to have facilities, employees or mining equipment), and the approximate costs of each category of activity involved in the exploration programs.

2.   In this regard, we note the statement on page 16 that the company "has a mineral property which it is exploring." It appears that you do not own any property and that exploration activities have not occurred since August 2013. Please revise to clarify the extent of your operations consistent with the comment above.

The Queliz Concession, page 24

3.   We note your revisions on page 21 in response to prior comment 7; however, other than applying for a permit of exploration, the significant milestones, timing and costs of your business plan as it relates to the Queliz concession remain unclear. Please provide the more detailed discussion of your proposed business plan requested in prior comment 7 with all of the information requested in that comment.

Summary of the Queliz Concession and Recommendations page 27

4.   We note your response to comment 11 from our letter dated April 1, 2014 and it appears the disc provided is blank. We reissue the comment.

5.   We note your response to comment 15 from our letter dated April 1, 2014 and it appears the paragraph has not been removed. We reissue the comment

Principal Stockholder, Director and Officer, page 40

6.   We note your revisions in response to comment 17. Please provide support for your claim that Mr. Dominguez has vast experience in excavation and drilling of mineral properties.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

· the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Julie Marlowe, Staff Accountant, at (202) 551-5395 or Craig Arakawa, Accounting Branch Chief, at (202) 551-3315 if you have questions regarding comments on the financial statements and related matters. Please contact John Coleman, Mining Engineer, at (202) 551-3610 with questions on engineering related comments. Please contact Ruairi Regan at (202) 551-3269 or James Lopez, Legal Branch Chief, at (202) 551-3536 with any other questions.

Sincerely,

/s/ James Lopez (for)

John Reynolds
Assistant Director

cc (via email): W. Scott Lawler, Esq.
Booth Udall Fuller, PLC